

April 22, 2011

Mr. Xiangfei Zeng
Chief Financial Officer
China Runji Cement Inc.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province, PRC 23181

>   **Re:**   **China Runji Cement Inc.**
>   **Form 10-K/A2 for Fiscal Year Ended August 31, 2010**
>   **Filed April 8, 2011**
>   **Form 10-Q for Fiscal Year Ended February 28, 2011**
>   **Filed April 19, 2011**
>   **Response Letter Dated April 8, 2011**
>   **File No. 0-51755**

Dear Mr. Zeng:

   We have reviewed your response and amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A2 for Fiscal Year Ended August 31, 2011

<u>Form 10-Q for Fiscal Quarter Ended February 28, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

1. We note your response to comment one in our letter dated March 14, 2011; however, based on your most recent Form 10-K amendment and Form 10-Q, we remain concerned that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period-to-period. Accordingly, please expand your disclosure in future filings, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations through management's eyes. Please expand your disclosure to more fully discuss the causes for any material changes from period to period and any seasonal aspects that had a material effect on your financial condition and results of operation. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, on page 7 of your Form 10-Q, it is unclear why the retail prices of cement increased and what impact, if any, the decrease of sales volume had on your revenues. Please comply with this comment in future filings to separately quantify and describe the specific reasons for all material fluctuations between all periods presented wherever possible.

<u>Closing Comments</u>

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235, or me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief